FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of March, 2002


                              Advantest Corporation
                 (Translation of Registrant's Name Into English)

                              Shinjuku-NS Building
                           4-1 Nishi-Shinjuku 2-chome
                                   Shinjuku-ku
                                 Tokyo 163-0880
                                      Japan
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X Form 40-F
                                       ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                    Yes    No X
                                       ---   ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_______)



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Materials Contained in this Report:

1. English translation of a press release relating to the revision of Advantest Corporation's U.S. and Japanese GAAP earnings forecast, previously released in its Interim Financial Digest dated October 30, 2002, for the fiscal year ending March 31, 2003.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          Advantest Corporation




                                          By: /s/ Hitoshi Owada
                                             -----------------------------
                                              Name:  Hitoshi Owada
                                              Title: Managing Director and
                                                     Senior Vice President,
                                                     Administration and
                                                     Finance Division


Date:  March 20, 2003